UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 18, 2016

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Condensed Interim Consolidated

Financial Statements

as of and for the six-month period

ended June 30, 2016

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of June 30, 2016 and December 31, 2015, and for the six-month period ended June 30, 2015. These condensed interim consolidated financial statements have been prepared in accordance with and complied with NIC 34 issued by the International Accounting Standards Board (“IASB”) adopted by the Comisión Nacional de Valores ("CNV") through the provisions of Title IV, Chapter I, Section I, Article 1 – B.1 of the Rules of the CNV ("New Text 2013" or "NT 2013").

The Company’s consolidated financial statements for the six-month periods ended June 30, 2016, 2015, 2014, 2013 and 2012 have been subject to a limited review performed by Price Waterhouse & Co. S.R.L.

1. Results of Operations

The following table presents a summary of the consolidated results of operations for the six-month periods ended June 30, 2016 and 2015:

Overview

For the six-month period ended June 30, 2016, the Company has reported a total comprehensive income of Ps. 317.4 million, compared with a total comprehensive income of Ps. 160.0 million reported in the same period last year, representing a positive variation of Ps. 157.4 million.

The operating profit increased by Ps. 622.6 million to Ps. 1,037.3 million in the first semester of 2016 compared to the same period of 2015. This increase was mainly due to: (i) an increase in the operating profit from the Natural Gas Transportation segment as a result of higher net revenues earned during the first half 2016 after the transitional tariff increase received authorized by Resolution No. I-3724 ("Resolution 3724") of the National Gas Regulatory Body ("ENARGAS"); and (ii) the impact of the higher average exchange rate during the first half of 2016 over net revenues denominated in US Dollars. These effects were partially offset by the depressed international reference prices of natural gas liquids and the increase in the production variable costs of Liquids Production and Commercialization business segment and other operating costs.

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The total amount recognized as net revenue in the Comprehensive Income Statement for the six-month period ended June 30, 2016 by the tariff increase granted by Resolution 3724 amounted to Ps. 460.3 million. Meanwhile, in July 2016, the Federal Court of La Plata suspended the implementation of Resolutions No. 28/2016 and No. 31/2016 of the Ministry of Energy and Mining ("MINEM") and the tariff situation returned to where it was in March 2016. In the event that this judgment becomes final, the financial position of the Company and the investment plan required according to the Resolution 3724 would be seriously affected.

The transitional tariff increase granted by Resolution 3724 and the beginning of the Integral Tariff Revision (“RTI” for its acronym in Spanish) in April 2016, represents an important step and a partial recognition after losses incurred as a result of sustained increased costs and lack of tariff revisions (stipulated in the License which TGS operates, the “License”) for the last 15 years. The beginning of the RTI will enable the Company to move towards its normalization and to obtain a fair tariff scheme in order to get a sustainable recovery of this business segment.

This effect was partially offset by the increase in the negative financial results of Ps. 359.2 million. This negative impact was mainly due to the negative effect of the Argentine peso devaluation against the US dollar related to its net liability position in US dollar, which includes the financial debt obtained to finance the acquisition of fixed assets related to the Natural Gas Transportation business segment.

Net revenues

Natural Gas Transportation

The Natural Gas Transportation business segment represented approximately 30.6% and 24.8% of TGS’ total net revenues during the six-month period ended June 30, 2016 and 2015, respectively. These business segment´s revenues are derived mainly from firm Natural Gas Transportation contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the customer. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services for the Natural Gas Transportation facilities, which belong to the gas trusts (fideicomisos de gas) created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system. For this service, the Company receives from customers who subscribed incremental natural gas transportation capacity the Charge for Access and Use (“CAU”). Since its inception in 2005, the CAU has only been adjusted in May 2015 by ENARGAS through Resolution No. I-3347/15 (“Resolution I-3347”).

During the period 2001-2015, macroeconomic indicators of Argentina suffered significant increases. According to the latest information available at October 2015, the Consumer Price Index (“CPI”) accumulated an increase of 582.6% and the Wholesale Price Index (“WPI”) accumulated an increase of 828.6%. Meanwhile, as of December 2015, the Salary Price Index increased by 1,323.1%. In April 2016 the INDEC resumed the publication of the IPC resulting in a 7.4% increase for the period April 2016 - June 2016. Regarding the WPI, the accumulated variation for the period January 2016 - June 2016 amounted to 26.7%. Finally, the cumulative increase of Salary Price Index for the period January 2016 - March 2016 (last published data) was 5.0%.

In this context, as of June 30, 2016, the Company only received two tariff increases that complied with the provisions of Decree No. 1918/09. These tariff adjustments were authorized by Resolutions No. I-2852/14 and No. I-3347/15 issued by ENARGAS, stipulating the following increases, respectively:

•

A stepped increase of 8% as from April 1, 2014, 14% accumulated since June 1, 2014 and 20% accumulated since August 1, 2014.

•

As from May 1, 2015, a temporary increase of 44.3% in the price of the natural gas transportation service and 73.2% in the CAU.

•

As from April 1, 2016, a temporary increase of 200.1% in the price of the natural gas transportation service and in the CAU.

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The operation of the pipeline system of the Company requires a high level of investments related to quality, safety and service reliability. Therein are the importance of the received tariff increases and the commencement of the RTI process in April 2016. The RTI will be an important step for the Company to finally recover the tariff charts through the collection of a fair and reasonable tariff that will allow developing a sustainable business ensuring the provision of an essential public service for Argentina's energy matrix such as the natural gas transportation. The implementation of the RTI is conditioned on the signing of the Integral Renegotiation Agreement which terms are in its initialed version in October 2015 and in the Transitional Agreement.

The Natural Gas Transportation business segment revenues increased Ps. 534.2 million in the six-month period ended June 30, 2016, when compared to the same period last year. This increase is mainly due to the updated tariff schedule issued by Resolution 3724 and the effect of the full force of Resolution No. I-3347 according to the guidelines listed above. These effects were partially offset by lower export natural gas transportation services.

It is noteworthy that tariff increases that were granted are tied to a demanding investment plan for 2016 amounting to Ps 794.3 million that will allow the Company to effectively support the public transportation of natural gas, which, in view of the national energy matrix, is strategic for the development and production of the country.

For further information regarding the tariff situation of this business segment, see Note 17.a. to the Interim Condensed Consolidated Financial Statements as of June 30, 2016.

Production and Commercialization of Liquids

Liquids Production and Commercialization segment revenues accounted for approximately 62.0% and 68.0% of the total net revenues in the six-months periods ended June 30, 2016 and 2015, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. TGS sells its production of liquids in the domestic and the international markets. TGS sells part of its production of propane and butane to liquids marketers in the domestic market. The remainder of these products and all of its natural gasoline are exported at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices.

Liquids Production and Commercialization segment revenues reached Ps. 2,058.5 million in the six-month period ended June 30, 2016 a 55.3% increase (or Ps. 733.0 million) in comparison with the same six-month period of 2015).  This increase is mainly due to an increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar. This negative effect was partially offset by the fall in international reference prices during the six-month period ended June 30, 2016.

During the first half of 2016, the Company continued to negotiate with Polisur the new ethane supply agreement to continue the operations given the context of natural gas prices.

The total volumes dispatched from Cerri Complex registered a decrease of 9.4% or 50,214 short tons in the six-month period ended June 30, 2016 compared to the same period last year. On the other hand, there was an 8.2% or 30,482 short tons increase in the volumes sold on TGS’ own behalf.

During 2016, TGS continues to meet the requirements of the Ministry of Energy and Mining (“MINEM”) regarding the volumes to be supplied to the domestic market both under the Progama Hogares con Garrafa ("New Stabilization Program") and the Supply Agreement for Propane Gas Distribution Networks (“Propane Networks Agreement”).

Participation in the New Stabilization Program requires TGS to produce and sell the LPG volumes required by the MINEM at prices significantly below the market. This situation makes it impossible to cover variable production costs creating a negative operative margin.

In June 2016, the Company proceeded to the signing of the thirteenth and the fourteenth extension of the Propane Networks Agreement, which provides the supply of propane for the period May 2015 - April 2016

5

and May 2016 - April 2017, respectively.

For both programs, it was established the payment of a compensation by the Argentine government. Such payments record significant delays. On June 22, 2016, under the provisions of Decree No. 704/2016, the Letter of Consent was celebrated where the Company agreed to receive Argentine Bonds in US Dollars from the National Government – (BONAR 2020) for the cancellation of the compensation due until December 31, 2015 related to Propane Networks Agreement.

Other services

The Company renders “midstream” services that mainly consist of gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. Other services also include telecommunication services rendered by Telcosur S.A., a company controlled by TGS.

Other Services revenues increased by Ps. 105.6 million in the six-month period ended June 30, 2016 when compared to the same period of 2015. The increase is primarily related to the increase in the ratio of the current exchange rate between the Argentine peso and the U.S. dollar on revenues denominated in U.S. dollars, and higher revenues from operation and maintenance services rendered during the first half of 2016.

Cost of sales and administrative and selling expenses

Operating costs, administrative and selling expenses increased approximately Ps. 724.7 million, or 47.4% in the six-month period ended June 30, 2016 when compared to the same period last year. This variation is mainly due to increased costs of natural gas used as Replacement Thermal Plant ("RTP"), higher labor costs and other operating costs of the pipeline system.

In addition, with effect from April 1, 2016, the MINEM issued Resolution No. 28/2016 which established the increase in the price of natural gas at wellhead. Pursuant to the drop in international reference prices and the participation of the various agreements and propane and butane supply programs in the domestic market, this increase could even worsen the operating margins in which the Liquids Production and Commercialization of segment operates.

Other operating results

Other negative operating results recorded in the first half of 2016 decreased by Ps. 25.5 million compared to the same half in the previous year. This negative variation was mainly explained by higher charges to provisions for contingencies.

Net financial results

In the second quarter of 2016, the negative financial results grew by Ps. 359.2 million from the same period of 2015. The breakdown of net financial expense is as follows:

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This negative variation is mainly due to the higher exchange loss of Ps. 337.7 million as a result of the devaluation of the Argentine peso. The selling exchange rate of the peso ended at a value of Ps. 15.04 per US dollar at June 30, 2016, representing an increase of 15.3% (or Ps. 2.00 per U.S. dollar) as compared with the exchange rate at year-end 2015. Meanwhile, during the first half of 2015 the exchange rate had risen 6.3% (or Ps. 0.54 per U.S. dollar) when compared with the listed price at year-end 2014.

In addition, higher interests generated by liabilities due to the higher average exchange rate in the first half of 2016 contributed to the negative change in the negative financial results.

These effects were partially offset by the higher return from the financial investments in the first semester of 2016.

Income tax expense

For the six-month period ended June 30, 2016, TGS reported a Ps. 170.0 million income tax loss, representing a negative variation of Ps. 107.7 million when compared to the same period of 2015. The negative variation was mainly due to the higher taxable income generated in the first half of 2016.

2. Liquidity

The Company’s primary sources and application of funds during the six-month periods ended June 30, 2016 and 2015 are shown in the table below:

The positive variation in cash and cash equivalent of the six-month period ended June 30, 2016 amounted to Ps. 502.6 million. The cash flow generated from operations increased by Ps. 906.4 million, mainly due to the improvement in operating income and higher collection received by the liquidation of derivative

7

financial instruments entered into by the Company to mitigate the risk of fluctuations in the exchange rate on its financial debt.

The aforementioned positive effect was partially offset by the increase in cash flows used in investing and financing activities of Ps. 144.0 million and Ps. 259.8 million, respectively.

Some factors contributed to this variation: the highest cancellation of financial debt due to the impact of the higher exchange rate and the dividend payment approved by the Board of Directors’ during its meeting held on January 13, 2016, according to the powers delegated by the Shareholders’ Meeting.

3. Second Quarter 2016 vs. Second Quarter 2015

The following table presents a summary of the consolidated results of operations for the second quarters ended June 30, 2016 and 2015:

During second quarter of 2016, the Company obtained a comprehensive income of Ps. 369.5 million, compared with the comprehensive income of Ps. 115.0 million obtained in the same period last year.

Total Net Revenues for the second quarter of 2016 increased by Ps. 912.9 million or 92.9% when compared to the same period of 2015.

Net revenues from Natural Gas Transportation business segment increased by Ps. 484.4 million or 181.4% in the second quarter 2016, when compared with the same period of the previous year. This increase is mainly due to the impact of the application of the increases established by Resolutions No. 3347 and 3724.

The Production and Commercialization of Liquids segments revenues increased by Ps. 368.5 million or 57.4% in the second quarter of 2016 compared with the same period of the previous year, mainly due to the increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar.

Regarding the total volumes dispatched from Cerri Complex, they decreased 9.2% or 20,417 tons. In contrast, the short tons sold increased by 12.2% or 21,378 short tones.

Other Services revenues increased by Ps. 60.0 million in the second quarter of 2016 compared to the same period of 2015. The increase is primarily related to the increase in the ratio of the current exchange rate between the Argentine peso and the US dollar on revenues denominated in U.S. dollars, and higher revenues from works management services for the construction of a pipeline rendered during the second quarter of 2016.

Cost of sales and administrative and selling expenses increased by approximately Ps. 420.9 million in the second quarter of 2016 from the same period of 2015. This variation is mainly due to: (i) increased costs of

8

natural gas used as Replacement Thermal Plant ("RTP"), (ii) higher labor costs, (iii) turnover tax related to Natural Gas Transportation business segment and; (iv) other operating costs related to the natural gas transportation system.

Other negative operating results recorded in the second quarter of 2016 increased by Ps. 6.9 million compared to the same quarter in the previous year. This negative variation was mainly explained by higher charges to provisions for contingencies.

In the second quarter of 2016, the negative financial results grew to Ps. 153.5 million from  Ps. 81.7 million in the same period of 2015. This Ps. 71.8 million variation is due to the negative results obtained by the derivative financial instruments acquired by the Company to mitigate the risk of exchange rate on the net liability position in US dollars.

4. Consolidated Statements of Financial Position

Summary of the consolidated statements of financial position information as of June 30, 2016, 2015, 2014 and 2013:

5. Consolidated Statements of Comprehensive Income Summary

Summary of the consolidated statements of comprehensive income information for the six-month periods ended June 30, 2016, 2015, 2014, 2013 and 2012:

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6. Statistical Data (Physical Units)

6. Comparative ratios

7. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2016	2015	2014	2013	2012
January	17.00	7.60	4.13	3.10	2.78
February	21.00	9.10	4.20	2.56	2.75
March	17.30	12.70	4.58	2.82	2.88
April	18.00	12.00	5.14	3.04	2.63
May	18.00	10.80	6.45	2.91	2.62
June	19.90	11.40	5.57	2.60	2.20
July		11.10	6.08	3.06	2.30
August		11.65	7.04	3.35	2.27
September		10.90	10.00	3.80	2.12
October		16.70	8.78	4.15	1.90
November		17.70	9.00	4.36	1.92
December		17.05	7.80	3.80	2.22

8. Outlook

The main objective will focus on recovering profitability of the business and make TGS a company that not only adds value to its customers, but also to the community it serves.

Since the enactment of Law No. 25,561 on Public Emergency and Exchange System Reform in early 2002, which subsequently underwent successive modifications and extensions, the provision of natural gas transportation services has been significantly altered due to the elimination of the tariff adjustment clauses and other conditions stipulated in the License. Through the issuance of Resolutions No. 2852/14 and No. 3347/15, ENARGAS authorized the first rate increases since 1999. These tariff increases, together with the transitional increase provided by Resolution 3724, only manage to partially alleviate the economic situation of the Natural Gas transportation segment until the signing of the Integral Renegotiation Agreement that

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will allow the renegotiation of the License under which the Company operates and a sustainable rate scheme.

In this regard, and within the framework of the 2016 Transitional Agreement and the provisions of Resolution No. 31 of the MINEM, the Company will advance with the Investment Plan and the signing of the Integral Renegotiation Agreement that allows implementing the RTI.

This is vital for TGS as it involves the commitment of all parties to guarantee the quality in the rendering of the public service and creating a sustainable business over time to provide added value to the community. We expect this new stage with the future RTI will bring the determination of a fair and reasonable tariff scheme to enable the Company to recompose the level of investment and reverse the consequences of the constrained tariff increases received and the sustained increase in costs recorded since 2002.

Within the scope of the Liquids business, global scenario presents great challenges due to the current situation. The combined effect of increased supply in the international market, as the result of the increased production related to the development of shale gas deposits and the expansion of export capacity of the terminals in the United States of America, together with the decrease in the demand due to the slowdown in major world economies has led to a considerable oversupply of product and the consequent drop in international reference prices.

Regarding the sale of propane and butane ("LPG") in the domestic market, the Company will redouble efforts and strengthen the actions undertaken jointly with national authorities, to mitigate the impacts that providing LPG the low-income sectors has on our operating income in order to establish a context that encourages domestic production, beyond the administrative objections initiated in the New Stabilization Program aiming to safeguard the rights of TGS.

Pursuant to the fall in international reference prices mentioned above, in 2016 we should redouble our efforts to ensure the availability of natural gas used as RTP at prices that ensure their processing and sale providing profitable operating margins. In this sense, based on the excellent relationships with our suppliers over the years, we will continue with the steps taken to guarantee this raw material. Complementing the above mentioned, it is important to keep the meetings with the new government authorities to address this problem.

With respect to the Other Services business segment, continues to analyze opportunities related to rendering compression and treatment services and storage and shipping facilities located in Puerto Galván and the optimization of telecommunications services. Moreover, TGS is analyzing the feasibility of projects in unconventional hydrocarbon deposits.

As regards their daily operations, TGS will remain committed to continuous improvement of each of its processes to optimize the use of the resources and to reduce operating costs. To this end, the Company will carry out actions aimed at the reduction of cost increases in operating and maintenance without affecting the reliability and availability of the pipeline system.Focusing on the future results obtained from an essential business tariff recomposition of Natural Gas Transportation segment, and expecting measures taken by the Government feasible to preserve the profitability of production and commercialization of liquids, we will continue with the implementation of various actions, such as the standardization and systematization of risk management in pipelines, compressor stations and processing facilities. Finally, we will deepen training initiatives for the staff for technical and management training resources.

In financial terms, TGS will continue to reduce its net liability position denominated in US dollars by the partial amortization of the debt with final maturity in 2017. Given the negative impact of the variation in the exchange rate of the Argentine peso against the US dollar on the net liability position in foreign currency of the Company, TGS will continue the actions initiated to mitigate them.

Autonomous City of Buenos Aires, July 25, 2016.

      Ricardo I. Monge

                               Chairman of the Board of Directors

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TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

 (Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Ricardo I. Monge

Chairman of the Board of Directors

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015

(Stated in thousands of pesos as described in Note 3)

Ricardo I. Monge

Chairman of the Board of Directors

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Stated in thousands of pesos as described in Note 3)

Ricardo I. Monge

Chairman of the Board of Directors

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

2016	2015
Cash flows provided by operating activities		
Total comprehensive income for the period	317,436	160,014
Reconciliation of total comprehensive income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	119,593	129,780
Consumption of materials	2,564	2,725
Share of profit from associates	(1,784)	(47)
Increase in allowances and provisions	62,841	13,537
Interest expense accrual	193,859	136,740
Interest loss on Other financial assets other than Cash and cash equivalents	(9,666)	(19,431)
Income tax	169,953	62,243
Derivative financial instrument results	8,933	15,193
Foreign exchange loss	407,573	115,082
Changes in assets and liabilities:		
Trade receivables	(19,413)	(56,652)
Other receivables	(105,688)	(43,773)
Inventories	(58,521)	(26,873)
Trade payables	71,567	(118,196)
Payroll and social security taxes	2,170	(7,664)
Taxes payables	(47,554)	(14,252)
Income tax	(4,554)	(38,706)
Other payables	(36,471)	(732)
Provisions	(9,374)	(3,318)
Interest paid	(166,522)	(116,966)
Income tax paid	(2,376)	(5,753)
Derivative financial instruments	118,490	(44,003)
Advances from customers	(4,465)	(36,704)
Cash flows provided by operating activities	1,008,591	102,244
Cash flows used in investing activities		
Additions to property, plant and equipment	(206,313)	(194,215)
Sales proceeds from mutual funds	19,476	151,438
Cash flows used in investing activities	(186,837)	(42,777)
Cash flows used in financing activities		
Payment of loans	(445,827)	(285,825)
Dividends paid to the Company's shareholders	(99,734)	-
Cash flows used in financing activities	(545,561)	(285,825)
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	276,193	(226,358)
Cash and cash equivalents at the beginning of the year	872,537	789,420
Foreign exchange gains on Cash and cash equivalents	74,599	14,859
Cash and cash equivalents at the end of the period	1,223,329	577,921

The accompanying notes are an integral part of these consolidated financial statements.

For supplemental cash flow information see Note 7.

Ricardo I. Monge

Chairman of the Board of Directors

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.

GENERAL INFORMATION

Business Overview

Transportadora de Gas del Sur S.A. (“TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). TGS commenced operations on December 29, 1992 and it is engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. Also, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

Major Shareholders

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (“Petrobras Argentina”) and a subsidiary (jointly “Petrobras Argentina Group”), which altogether hold 50% of CIESA’s common stock and (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) (“the Trust”) who has a trust shareholding of 40%. The remaining 10% is held by PEPCA S.A. (formerly EPCA S.A.) – belonging to Pampa Energía S.A. (“Pampa Energía”) – which exercises significant influence in CIESA. On December 29, 2015, the Royal Bank of Scotland N.V. Argentina Branch informed CIESA, Petrobras Argentina, PEPCA and TGS the deregistration in the authorization to operate as a commercial bank in Argentina as it was its request to the Central Bank of Argentina and thus, would shortly report to consideration its resignation as trustee. Therefore, TGS is evaluating its replacement and steps to follow.

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement, signed on April 16, 2004 by Petrobras Argentina Group and subsidiaries of Enron Corp. (“Enron”) as of such date. The shareholding exchange was carried out on August 29, 2005, after ENARGAS approval by Note No. 4,858 issued in July 2005. At that time, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Petrobras Argentina Group transferred its TGS class “B” common shares (representing 7.35% of the outstanding share capital of TGS) to Enron subsidiaries. Later, and within the framework of a settlement agreement entered into among CIESA, Petrobras Argentina Group, Inversiones Argentina I, Pampa Inversiones S.A. (both related companies of Pampa Energía) and Pampa Energía, owner of the total amount of the financial indebtedness of CIESA as of July 13, 2012, CIESA transferred 34,133,200 TGS Class B common shares –representing 4.2962% in TGS- to Pampa Energía. As of the date of issuance of these Financial Statements, ENARGAS has expressed no objections to the transfer of share, remaining pending the approval by the Comisión Nacional de Defensa de la Competencia (“CNDC”).

On May 13, 2016, Pampa Energía informed CNV the signing of the agreement for the purchase of Petrobras Participaciones SL, which owns 67.1933% of the shares and votes of Petrobras Argentina, which is subject to compliance with certain conditions provided by the transaction agreements.

On July 19, 2016, Pampa Energía informed CNV that it signed a contract with Grupo Inversor Petroquímica S.L. (member of “Grupo GIP”, headed by Sielecki´s family), WST S.A. and PCT L.L.C. (members of “Grupo Werthein”) (collectively “The Purchasers”) for the acquisition of TGS’s capital

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

stock and rights indirectly bestowed on Pampa. After this transaction, the sharehorlding of CIESA will be formed 50% by Petrobras Argentina Group and the remaining 50% by the Purchasers. The transaction is subject to the closing of the acquisition of Petrobras Participaciones S.L. mentioned above, or that both operations occur simultaneously

2.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its condensed interim consolidated financial statements for the six-month periods ended June 30, 2016 and 2015 in compliance with the provisions of Title IV, Chapter I, Section I, Article b.1 of the Rules of the Comisión Nacional de Valores ("CNV") ("New Text 2013" or "NT 2013") adopted by General Resolution No. 622/13. In these condensed interim consolidated financial statements, TGS and Telcosur, its consolidated subsidiary, are jointly referred to as “the Company”.

3.

BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with and complied with International Accounting Standard 34 (“IAS 34”) issued by the International Accounting Standards Board (“IASB”) adopted by the CNV through NT 2013. These condensed interim financial statements do not include all information and disclosures required for annual financial statements and should be read in conjunction with TGS’ annual financial statements as of December 31, 2015 issued on February 24, 2016.

The condensed interim consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” or “pesos”), the functional currency of the Company and its subsidiary, unless otherwise stated.

Detailed data reflecting subsidiary control as of June 30, 2016 is as follows:

	% of shareholding
Company	and votes	Closing date	Main activity

Telcosur	99.98	December 31	Telecommunication Services

4.

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied to these condensed interim consolidated financial statements are consistent with those used in the financial statements for the last financial year prepared under IFRS, which ended on December 31, 2015.

The following standards, amendments and interpretations apply to the Company as from this fiscal year, which have had no significant impact on the financial position and results of operations.

Amendments to IAS 1 “Presentation of financial statements”.

In December 2014, the IASB issued amendments to IAS 1. The amendments aim is to clarify the guidance included in IAS 1 for the presentation of financial statements. Amendments to IAS 1 make the following changes:

•

Introduced modifications to the guidance included in IAS 1 regarding materiality considerations.

•

The amendment added additional examples of possible ways of ordering the notes to clarify

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

that understandability and comparability

•

Made clarification on the breakdown of information and the inclusion of subtotals.

These amendments will be applicable for annual periods beginning on or after January 2016, with earlier application permitted.

5.

FINANCIAL RISK MANAGEMENT

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, cash flows interest rate risk, and commodity price risk), credit risk and liquidity risk.

There have been no significant changes since the last annual financial statements in risk management policies.

6.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in conformity with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. These estimates require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on various factors, including past trends, expectation of future events regarding the outcome of events and results and other assumptions that it believes are reasonable.

In the preparation of these condensed interim consolidated financial statements, the critical judgments made by the Company when applying its accounting policies as well as the information sources used for the respective estimates are the same of those applied in the consolidated financial statements for the year ended December 31, 2015.

7.

SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the condensed interim consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the six-month periods ended June 30, 2016 and 2015 are presented below:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The Company analyzes its businesses into four segments: (i) Natural Gas Transportation Services, (ii) Liquids Production and Commercialization, (iii) Other Services, and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS.  Production and Commercialization of Liquids segment is regulated by the Ministry of Energy and Mining (“MINEN”) and the Secretariat of Hydrocarbons Resources.

Detailed information on each business segment for the six-month periods ended June 30, 2016 and 2015 is disclosed below:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

9.

SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)

Other receivables

The breakdown of other receivables based on its currency of origin is the following:

b)

Trade receivables

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The breakdown of trade receivables based on its currency of origin is the following:

The movement of the allowance for doubtful accounts is as follows:

c)

Cash and cash equivalents

The breakdown of cash and cash equivalents based on its currency of origin is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

d)

Advances from customers (1)

Advances from customers are denominated in pesos.

e)

Other payables

Other payables are denominated in pesos.

f)

Taxes payables

Taxes payables are denominated in pesos.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

g)

Trade payables

The breakdown of trade payables based on its currency of origin is the following:

h)

Cost of sales

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3)

___________________________________________________________________________________________________________________________________________________________

i)

Expenses by nature – Information required under art. 64 paragraph I, clause B)  Commercial Companies Law

Accounts	2016 Total	2016 Operating expenses: Regulated Activities	2016 Operating expenses: Non Regulated Activities	2016 Administrative expenses	2016 Selling expenses	2016 Financial expenses	2015 Total
Salaries, wages and other contributions	360,321	191,349	80,533	67,079	21,360	-	257,929
Social security taxes	66,596	32,929	14,268	14,268	5,131	-	48,942
Compensation to Directors and Supervisory Committee	2,387	-	-	2,387	-	-	2,109
Professional services fees	17,846	709	816	14,793	1,528	-	13,748
Technical operator assistance fees	77,951	31,272	46,679	-	-	-	31,651
Materials	21,688	9,681	12,007	-	-	-	13,236
Third parties services	32,423	15,008	13,850	3,565	-	-	25,491
Telecommunications and post expenses	2,061	199	447	1,302	113	-	1,955
Rents	1,489	308	119	980	82	-	1,344
Transports and freight	12,634	8,147	4,224	243	20	-	8,999
Easements	9,268	9,268	-	-	-	-	7,147
Offices supplies	1,227	321	187	716	3	-	816
Travels expenses	4,121	1,945	584	1,182	410	-	3,659
Insurance	10,475	6,282	3,420	747	26	-	8,909
Property, plant and equipment maintenance	77,449	54,256	21,077	1,540	576	-	58,109
Depreciation of property, plant and equipment	119,593	94,517	15,622	9,454	-	-	129,780
Taxes and contributions	171,260	38,765	3,424	459	128,612 [1]	-	154,294 [1]
Advertising	390	-	-	-	390	-	117
Banks expenses	1,017	-	-	1,017	-	-	716
Interests expense	218,173	-	-	-	-	218,173	141,939
Foreign exchange loss	518,261	-	-	-	-	518,261	133,044
Other financial charges	33,616	-	-	-	-	33,616	22,108
Derivative financial instruments results	8,933	-	-	-	-	8,933	15,193
Costs of services rendered to third parties	38,187	-	38,187	-	-	-	15,763
Transactions among business segments	-	(28,585)	28,585	-	-	-	-
Other expenses	13,004	3,824	2,157	4,610	2,413	-	8,542
Total 2016	1,820,370	470,195	286,186	124,342	160,664	778,983	
Total 2015		354,985	197,972	100,121	140,178	312,284	1,105,540

[1] Includes tax on exports of Ps. 4,967 and Ps. 56,849 for the six-month period ended June 30, 2016 and 2015, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

j)

Net financial results

k)

Other operating expense

l)

 Other financial assets at fair value through profit or loss

The breakdown of other financial assets at fair value through profit or loss based on its currency of origin is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

10.

INVESTMENTS IN ASSOCIATES

11.

SHARE OF PROFIT FROM ASSOCIATES

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

___________________________________________________________________________________________________________________________________________________________

12.

PROPERTY, PLANT AND EQUIPMENT

06/30/2016											12/31/2015
	Cost					Depreciation						
Account	Beginning of the year	Additions	Retirements	Transfers	End of the period	Accumulated at the beginning of the year	Retirements	For the period	Rate %	Accumulated at at the end of the period	Net book value	Net book value
Pipelines	3,644,917	-	-	346	3,645,263	1,520,415	-	43,101	2.2	1,563,516	2,081,747	2,124,502
Compressor plants	1,512,294	-	-	39,827	1,552,121	910,354	-	41,599	3.3 to 25	951,953	600,168	601,940
Other industrial plants	2,868	-	-	-	2,868	554	-	48	3.3	602	2,266	2,314
Stations of regulation and/or measurement of pressure	129,228	-	-	1,620	130,848	87,972	-	2,605	4.0	90,577	40,271	41,256
Other technical installations	28,368	-	-	493	28,861	20,978	-	478	6.7	21,456	7,405	7,390
Subtotal assets related to natural gas transportation service	5,317,675	-	-	42,286	5,359,961	2,540,273	-	87,831		2,628,104	2,731,857	2,777,402
Assets related to natural gas upstream service	206,576	-	-	5,499	212,075	119,046	-	2,428	2.2 to 25	121,474	90,601	87,530
Assets related to liquids production and commercialization service	756,700	-	-	3,995	760,695	570,286	-	6,164	5.9	576,450	184,245	186,414
Lands	6,279	-	-	-	6,279	-	-	-	-	-	6,279	6,279
Buildings and constructions	198,796	-	-	7,126	205,922	102,436	-	1,976	2.0	104,412	101,510	96,360
Fittings and features in building	33,897	-	-	-	33,897	5,598	-	712	4.0	6,310	27,587	28,299
Machinery, equipment and tools	48,655	3,141	-	269	52,065	38,370	-	994	6.7 to 20	39,364	12,701	10,285
Computers and Telecommunication systems	419,541	-	-	36,041	455,582	308,394	-	13,487	6.7 to 20	321,881	133,701	111,147
Vehicles	33,072	11,057	136	-	43,993	24,351	93	2,197	10 and 20	26,455	17,538	8,721
Furniture	13,485	-	-	-	13,485	12,852	-	44	10	12,896	589	633
Capitalization of foreign exchange loss	177,272	-	-	-	177,272	106,272	-	3,760	4	110,032	67,240	71,000
Materials	356,008	81,841	2,521	(23,794)	411,534	-	-	-	-	-	411,534	356,008
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	12,254	12,254
Works in progress	467,188	116,743	-	(71,422)	512,509	-	-	-	-	-	512,509	467,188
Total	8,049,016	212,782	2,657	-	8,259,141	3,829,496	93	119,593		3,948,996	4,310,145	4,219,520

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

13.

LOANS

Short-term and long-term loans as of June 30, 2016 and December 31, 2015 comprise the following:

The breakdown of loans based on its currency of origin is the following:

The activity of the loans as of June 30, 2016 and 2015 is the following:

The maturities of the current and non-current loans as of June 30, 2016 are as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

14.

INCOME TAX AND DEFERRED TAX

As of the date of the issuance of these condensed interim consolidated financial statements, there are no significant changes with respect to the situation disclosed by the Company as of December 31, 2015.

The reconciliation between the tax computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the six-month periods ended June 30, 2016 and 2015 is as follows:

15.

PROVISIONS

The total amount of provisions is included on current Liabilities.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.

FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

16.1

 Financial instrument categories

There have been no significant changes regarding the accounting policies for the categorization of financial instruments since the policies disclosed by the Company as of December 31, 2015.

The categories of financial assets and liabilities as of June 30, 2016 and December 31, 2015 are as follows:

June 30, 2016			
	Financial assets at fair value	Financial assets held to maturity	Loans and other receivables	Total
CURRENT ASSETS				
Trade receivables	-	-	799,422	799,422
Other receivables	-	-	227,818	227,818
Other financial assets at fair value through profit or loss	2,821	-	-	2,821
Cash and cash equivalents	724,725	-	498,604	1,223,329
Total current assets	**727,546**	-	**1,525,844**	**2,253,390**
NON-CURRENT ASSETS				
Trade receivables	-	-	31,702	31,702
Other receivables	-	-	4,419	4,419
Other financial assets at fair value through profit or loss	54,109	-	-	54,109
Total non-current assets	**54,109**	-	**36,121**	**90,230**
Total assets	**781,655**	-	**1,561,965**	**2,343,620**

	Financial liabilities at fair value	Financial liabilities held to maturity	Other financial liabilities	Total
CURRENT LIABILITIES				
Trade payables	-	-	510,445	510,445
Loans	-	-	504,737	504,737
Payroll and social security taxes payables	-	-	87,863	87,863
Other payables	-	-	4,476	4,476
Total current liabilities	-	-	**1,107,521**	**1,107,521**
NON-CURRENT LIABILITIES				
Loans	-	-	2,870,680	2,870,680
Total non-current liabilities	-	-	**2,870,680**	**2,870,680**
Total liabilities	-	-	**3,978,201**	**3,978,201**

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

December 31, 2015			
	Financial assets at fair value	Financial assets held to maturity	Loans and other receivables	Total
CURRENT ASSETS				
Trade receivables	-	-	804,607	804,607
Other receivables	-	-	160,116	160,116
Derivative financial instruments	128,124	-	-	128,124
Other financial assets at fair value through profit or loss	22,719	-	-	22,719
Cash and cash equivalents	122,816	338,994	410,727	872,537
Total current assets	**273,659**	**338,994**	**1,375,450**	**1,988,103**
NON-CURRENT ASSETS				
Trade receivables	-	-	40,823	40,823
Other receivables	-	-	7,749	7,749
Other financial assets at fair value through profit or loss	44,063	-	-	44,063
Total non-current assets	**44,063**	-	**48,572**	**92,635**
Total assets	**317,722**	**338,994**	**1,424,022**	**2,080,738**

	Financial liabilities at fair value	Financial liabilities held to maturity	Other financial liabilities	Total
CURRENT LIABILITIES				
Trade payables	-	-	442,524	442,524
Loans	-	-	447,092	447,092
Payroll and social security taxes payables	-	-	92,116	92,116
Other payables	-	-	40,895	40,895
Total current liabilities	-	-	**1,022,627**	**1,022,627**
NON-CURRENT LIABILITIES				
Loans	-	-	2,888,100	2,888,100
Other payables	-	-	20	20
Total non-current liabilities	-	-	**2,888,120**	**2,888,120**
Total liabilities	-	-	**3,910,747**	**3,910,747**

16.2

 Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•

Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Buenos Aires Stock Exchange. Additionally within this level, the Company includes financial derivatives because the settlement date coincided with the closing date of the period. For the calculation of its fair value, the market price is obtained.

•

Level 2:  includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Additionally within this level, the Company included derivative financial instruments.

•

Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The table below shows different assets and liabilities at their fair value classified by hierarchy as of June 30, 2016:

The carrying amount of the financial assets and liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of June 30, 2016 and December 31, 2015, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short-term loans are representative of fair value because of the short-term nature of these instruments.

The estimated fair value of other Non-current assets and Other loans does not differ significantly from the carrying amount. The following table reflects the carrying amount and estimated fair value of the 2007 Notes and the 2014 Notes at June 30, 2016 based on their quoted market price:

17

REGULATORY FRAMEWORK

As of the date of the issuance of these Financial Statements, there are no significant changes with respect to the situation disclosed by the Company as of December 31, 2015, except for that which is indicated below:

a)

General framework of the regulated segment

Transitional Agreement

On February 24, 2016, jointly with the MINEM and the Ministry of Economy and Public Finances, TGS signed a new Transitional Agreement (“2016 Transitional Agreement”). The main implications of the 2016 Transitional Agreement are:

-

It sets the guidelines to grant to TGS an additional transitional tariff increase;

-

It sets the guidelines for the implementation of a mandatory investment plan to be approved by the ENARGAS;

-

It provides the basis for the signing of the Integral Renegotiation License Agreement (“Integral Renegotiation Agreement”)

-

Set guidelines to perform a Integral Tariff Review (“RTI” according its acronyms in Spanish) which will be in a period not exceeding 12 months from the issuance of ENARGAS Resolution No. I/3724/2016 ("Resolution 3724"), which instructed the start of the RTI, and;

-

Obligates TGS for the non-distribution of dividends without prior authorization of ENARGAS.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

On March 31, 2016, and according to the provisions of Section 2 of Resolution No. 31/2016 (“Resolution 31”) enacted by the MINEM, ENARGAS issued Resolution No. I-3724/2016 (“Resolution No. 3724”) which granted to TGS a 200.1% tariff increase effective as from April 1, 2016.

The increase was conceded to attend to TGS’s financial and operational needs as well to comply with a mandatory investment plan (the “Investment Plan”). The Investment Plan implies future capital expenditures of Ps. 794.3 million overseen by the ENARGAS to be executed by TGS until March 2017. As of the date of issuance of these condensed interim consolidated financial statements, the Investment Plan is being executed as agreed with ENARGAS. Nevertheless, different legal actions initiated against the tariff increases authorized by the Argentine government could have a negative impact on its execution.

This increase, together with those previously obtained in 2014 and 2015, represent a partial recognition of prior administrative claims initiated by TGS but they were not enough to alleviate the persistent increase in operating costs of the Company. TGS will continue with the corresponding actions towards safeguarding their rights, including those necessary to sign the Integral Renegotiation Agreement.

Legal actions initiated against Resolution 31 and No. 28/2016 ("Resolution No. 28")

After the request to freeze rates filed by an NGO, on July 6, 2016, the Federal Court of La Plata issued a ruling which declared the null and void of Resolutions No. 28 and 31 rolling back the tariff situation to the existing prior to the issuance of these regulations. Attentive to the particular circumstances of the lawsuit, the ruling, once firm, would prevent natural gas transportation and distribution companies to bill the services rendered according to the new tariff tables effective as from April 1, 2016.

The National Government requested the review of the judgment by the Supreme Court of Justice of the Nation, and thus filed the corresponding extraordinary appeal before the Federal Court of La Plata to advance with the relevant procedural steps, expressly requesting that the mere bringing of the action mentioned suspend the effects of the judgment. The Federal Court rejected the request, stating that only the granting of the resource would suspend the application of the judgment which is immediately in force from his dictation.

In the case this decision will be a final judgement, this would mean a negative impact on the financial position of the Company because of the sustained cost increases occurred during the last 15 years and the need to develop an RTI process aimed at obtaining a fair and reasonable tariff scheme that allows the implementation of a sustainable business in the long term. Likewise, the implementation of the Investment Plan would be affected by the lack of funds for financing.

The total amount recognized as net revenue in the Comprehensive Income Statement for the six- month period ended June 30, 2016 by the tariff increase granted by Resolution 3724 amounted to Ps. 460.3 million.

On the other hand, MINEM, on July 12, 2016, issued Resolution No. 129/2016 (the "Resolution 129") which places limits on final charges to be included in invoices issued by the distribution of natural gas for residential consumers and businesses. This scheme will be in force until December 31, 2016. Resolution 129 does not change the current value of the tariff chart that pays the service provided by the Company nor the service for the distribution of natural gas. These maximum limits will be retroactive to April 1, 2016.

In addition Resolution 129 provides that, for both segments of transportation and distribution of natural gas, the actions planned will be implemented to develop the RTI process in the last quarter of 2016, including conducting public hearings before October 31, 2016.

As of the date of issuance of these condensed interim consolidated financial statements, ENARGAS has not taken any decision regarding decisions made by the Federal Court of La Plata or concerning Resolution 129.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Acquisition of  Arbitration Rights

As of the date issuance of these financial statements, with the agreement with the National Government, the arbitration claim is suspended until October 15, 2016.

b)

General framework of the non-regulated segment

Domestic market

New Stabilization Program  – Decree No. 470/2015

On March 28 and March 29, 2016, the MINEM informed TGS the volumes of butane and propane, respectively, that were assigned to commercialize under this program during 2016.

It is noteworthy that participation in the new stabilization program implies that the Company produces and markets the volumes of LPG required by the Secretary of Hydrocarbon Resources at prices significantly lower than the market price, which means that the Company will fail to cover production costs, providing a negative operating margin.

As in prior periods, the Company will continue making the corresponding objections in order to safeguard its financial position and to ensure that this situation is not extended in the future.

In this regard, on April 4, 2016, the Company made a request for early release regarding the claim filed on August 18, 2015 on the objections made to Resolutions 49/15 and 70/15.

In addition, on May 26, 2016, the Company filed a motion for reconsideration to administrative acts, which provided butane and propane quotas under the New Stabilization Program for 2016.

On May 20, 2016, Decree No. 704/2016 provided for the extension of the issuance of Argentine Bonds in US dollars with an annual rate of 8% which will expire in 2020 ("BONAR 2020") which will be used to, among others, the cancellation of the compensation due of related to Propane Networks Agreement. On June 22, 2016 the Company gave written consent and agreement to the terms and conditions of Decree No. 704/2016 (the "Letter of Consent") to the MINEM. Within this letter, TGS accepted the cancellation of the amounts due as compensation for propane networks Agreement until December 31, 2015, according to the methodology of cancellation informed by the Secretariat of Hydrocarbon Resources, which amounted to Ps. 140,496. As of the date issuance of these financial statements, the Company did not receive BONAR 2020 for an original nominal value of US $ 8,030,650.92.

In June 2016, the Company proceeded to the signing of the thirteenth and the fourteenth extension of the Propane Networks Agreement, which provides the supply of propane until April 30, 2017.

As of June 30, 2016, the Argentine Government owes to the Company Ps. 197,229 for these concepts, including the amounts due mentioned in the preceding paragraphs.

Tariff Charge Decree No. 2,067/08

On March 28, 2016, the Ministry of Energy issued Resolution No. 28/2016 (“Resolution 28”), which instructs ENARGAS to take all the necessary measures to derogate the tariff charge created by Decree No. 2,067/08 as from April 1, 2016.

For further information on the legal action initiated by the Company see note 19.b.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

18

COMMON STOCK AND DIVIDENDS

a)

Common stock structure and shares’ public offer

As of June 30, 2016 and 2015, TGS’ common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the Buenos Aires Stock Exchange and under the form of the ADSs (registered with the Securities and Exchange Commission (“SEC”) and representing 5 shares each) on the New York Stock Exchange.

19

LEGAL CLAIMS AND OTHER MATTERS

As of the date of the issuance of these Financial Statements, there are no significant changes with respect to the situation disclosed by the Company as of December 31, 2015, except for that which is indicated below:

a)

Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

The Company has interpretative differences with several provinces regarding the liquidation of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. In this framework there have been initiated several lawsuits against TGS, which have adversely concluded by the Company. In this respect, after having paid the amounts claimed in previous years, the Company has begun a tax recovery appeal process to claim to the provinces of Neuquén, Rio Negro, Santa Cruz and Tierra del Fuego a total amount of Ps. 2.9 million, Ps. 0.7 million, Ps. 8.4 million and Ps. 11.2 million, respectively.

In January 2016, the Company was notified of a new claim initiated by the Tax Bureau of the Province of Santa Cruz for fiscal periods May 2011 to July 2014 claiming for an amount of Ps. 5.0 million. In March 2016, the Company filed a reconsideration petition rejecting the request of the claimant, which was subsequently rejected. In April 2016, TGS filed a hierarchical appeal before the Ministry of Economy and Public Works, which was rejected. On May 24, 2016, Ps. 9.0 million were paid in concept of principal and interest. For the recovery of the amount paid, the Company did not submit a repetition appeal but instead, TGS requested the pass-through to the tariff.

As of June 30, 2016 and December 31, 2015, the Company recorded a provision of Ps. 180.8 million and Ps. 127.8 million, respectively, in respect of this contingency under the line item "Provisions".  Those amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavorable for the Company.

In accordance with the provisions of the License, TGS has a right to recover it by a transportation tariff increase. To that end, TGS has initiated the corresponding administrative processes before the ENARGAS.

b)

Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

As mentioned in Note 17.b, Resolution 28 derogated all the administrative actions taken to set the applicable amount to the natural gas import charge as from April 1, 2016.

Nevertheless, the Company will continue with judicial claims in order to obtain the declaration of the unconstitutionality of all rules by the Decree. On March 17, 2016, a further extension of the injunction was granted and consequently, was extended until September 2016. The National Chamber of Appeals

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

confirmed the rejection made by the Court of First Instance Judge to ENARGAS petition of declaring abstract the judicial proceedings filed by TGS considering the ruling "Alliance" issued by the Supreme National Court of Justice in December 2014. The National Government filed an extraordinary appeal against that decision and it was rejected.

TGS’s Management believes it has sufficient valid arguments to defend its position, and thus, the Company has not recorded the increase of the charge for natural gas consumptions from the date of obtaining the injunction until April 1, 2016, effective date of Resolution 28. In the event this injunction had not been obtained, the impact of the Resolutions for the six-month period ended June 30, 2016, taking into account the possibility of carryforward of the charge to the sales price of the product, would have implied a net loss of Ps. 52.1 million. Meanwhile, the accumulated impact on the retained earnings since obtaining the injunction would have involved a reduction effect of Ps. 601.6 million.

c)

Arbitral claim

On May 8, 2015, the Secretariat of the International Court of Arbitration of the International Chamber of Commerce notified TGS regarding the request for arbitration initiated by PAE and Pan American Sur SA (the "applicants") related to the execution of three natural gas processing contracts between the applicants and TGS (the “Agreements”). On April 4, 2016, the Company was notified of the beginning of the corresponding demand, to which TGS must respond on or before August 17, 2016.

According to the demand, the applicants allege breach of contracts during the period between February 2006 and February 2016, that would have resulted in a lower allocation of the products obtained (the “Products”), which shortfall at June 30, 2016 is claimed to be equal to US$ 163 million, plus interest (the "Claim").

TGS considers that the Claim contains inconsistencies resulting from misinterpretations of the contractual provisions and an incorrect application of the mechanisms for calculating the allocation of the Products, and therefore the Company believes that the amount claimed is not supportable.

TGS, jointly with technical experts and its legal counsel, continue to review the Claim as it prepares to respond to the demand for arbitration.  Management believes that the Company has meritorious defenses to the Claim and intends to assert such defenses vigorously.

Given the present stage of the arbitration process, as of the date of issuance of these Consolidated Financial Statements, TGS cannot predict the outcome of this proceeding.

20

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the six-month periods ended June 30, 2016 and 2015 were Ps. 19,586 and Ps. 14,423, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of June 30, 2016 and December 31, 2015 is as follows:

The detail of significant transactions with related parties for the six-month period ended June 30, 2016 and 2015 is as follows:

Six-month period ended June 30, 2016:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Six-month period ended June 30, 2015:

21

SUBSIDIARY AND ASSOCIATES

Link:

Link operates a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Petrobras Argentina holds the remaining 51%.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS owned its pipeline, which connected TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On December 17, 2013, the sale of all the fixed assets of EGS to TGS for an amount of US$ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company.

The Board of Directors Meeting held on January 13, 2016, approved to initiate the necessary steps for the dissolution of EGS. The Extraordinary Shareholders Meeting held on March 10, 2016 appointed EGS’ liquidator.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

22

SUBSEQUENT EVENTS

The Financial Statements were approved and authorized for issuance by the Board of Directors on July 25, 2016.

No subsequent events between the end of the six-month period ended June 30, 2016 and the date of the approval (issuance) of these condensed interim consolidated financial statements have had a material effect on the financial position or the results of operations of the Company, except for the mentioned in Note 17.b regarding the tariff situation and for the mentioned in Note 1 – Major Shareholders.

23

INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 TGS informs that by July 25, 2016, supporting and management documentation related to open tax periods is safeguarded by Iron Mountain Argentina S.A. at its facilities are located at 3825 Cañada de Gómez Street in the Autonomous City of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

 Ricardo I. Monge

Chairman of the Board of Directors

Free translation from the original prepared in Spanish for publication in Argentina

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Introduction

We have reviewed the accompanying condensed interim consolidated financial statements of Transportadora de Gas del Sur S.A. and its subsidiary, at June 30, 2016, including the condensed interim consolidated statement of financial position at June 30, 2016, the related condensed interim consolidated statements of comprehensive income for the six and three-month period ended at June 30, 2016 and the condensed interim consolidated statements of changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes.

The balances and other information corresponding to the fiscal year 2015 and to its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Responsibility of the Board of Directors

The Company’s Board of Directors is responsible for the preparation and presentation of these condensed interim consolidated financial statements under the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and added by the Comisión Nacional de Valores (“CNV”) to its regulations; therefore, it is responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned above in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', as issued by the International Auditing and Assurance Standards Board (“IAASB”), and adopted by the FACPCE as its standard of review in Argentina by Technical Resolution N° 33. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires

T: +(54.11) 4850.6000, F: +(54.11) 4850.6100, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

Free translation from the original prepared in Spanish for publication in Argentina

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim consolidated financial statement is not prepared, in all material respects, in accordance with International Accounting Standard 34 'Interim Financial Reporting'.

Report about the compliance with current regulations

a)

the condensed  interim consolidated financial statements of Transportadora de Gas del Sur S.A. are transcribed into the “Inventory and Balance Sheet” book and as regards those matters that are within our competence, they are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)

the condensed  interim separate financial statements of Transportadora de Gas del Sur S.A. arise from accounting records kept in all formal respects in conformity with legal regulations;

c)

we have read the summary of activity and, as regards those matters that are within our field of competence, we have no observations to make;

d)

at June 30, 2016 the debt accrued by Transportadora de Gas del Sur S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records amounted to $ 23,221,312, none of which was claimable at that date.

City of Buenos Aires, July 25, 2016.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Dr. Alejandro P. Frechou

2

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires

T: +(54.11) 4850.6000, F: +(54.11) 4850.6100, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice President

Date: August 18, 2016

Footnotes

1() Not covered by Auditor’s Limited Review, except for items 4, 5 and 7.